UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/12A

Under The Securities Exchange Act of 1934

(Amendment No. 12)*

Schlotzsky’s, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

806832101

(CUSIP Number)

Joseph G. Beard

3300 Commerce Boulevard East

Dallas, Texas 75226

(214) 515-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806832101	13D/12A	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WESTDALE PROPERTIES AMERICA I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 806832101	13D/12A	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JGB VENTURES I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 806832101	13D/12A	Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JGB HOLDINGS, INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOSEPH G. BEARD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 806832101	13D/12A	Page 6 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RONALD KIMEL, AS SOLE TRUSTEE FOR THE BENEFIT OF THE ISSUE OF MANUEL KIMEL UNDER THE MANUEL KIMEL FAMILY TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CANADIAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 806832101	13D/12A	Page 7 of 15

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, no par value per share (the “Stock”), of Schlotzsky’s, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 203 Colorado Street, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this amendment to Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”): Westdale Properties America I, Ltd., a Texas limited partnership (“WPA I Ltd.”); JGB Ventures I, Ltd., a Texas limited partnership and the sole general partner of WPA I Ltd. (“JGB I Ltd.”); JGB Holdings, Inc., a Texas corporation and sole general partner of JGB I Ltd. (“JGB Holdings”); Joseph G. Beard, a citizen of the United States and sole shareholder of JGB Holdings (“Beard”); and Ronald Kimel, a Canadian citizen, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust (“Kimel”).

WPA I Ltd. is a Texas limited partnership, the principal business of which is to own, operate, develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of WPA I Ltd., which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

JGB I Ltd. is a Texas limited partnership, the principal business of which is serving as the general partner of WPA I Ltd. and activities related thereto. The principal business address of JGB I Ltd., which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

JGB Holdings is a Texas corporation, the principal business of which is serving as the general partner of JGB I Ltd. and activities related thereto. The principal business address of JGB Holdings, which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226. Beard is the sole director and President, Vice President and Treasurer of JGB Holdings. It has no other executive officers.

Beard’s principal occupation or employment is serving as the President of JGB Holdings as general partner of JGB I Ltd. The principal business address of Beard, which also serves as his principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

The principal business of Kimel and the Manuel Kimel Family Trust is investment. The principal business address of Kimel and the Manuel Kimel Family Trust, which also serves as their principal office, is 440 Adelaide Street West, Toronto, Ontario M5V 1S7, Canada.

The Reporting Persons entered into a Group Agreement, dated as of February 26, 2003, attached as Exhibit 1 to the Schedule 13D/8A filed by the Reporting Persons on February 28, 2003, pursuant to which, subject to the terms thereof, the Reporting Persons have agreed to file any

CUSIP NO. 806832101	13D/12A	Page 8 of 15

statement regarding the Stock required by Regulation 13D-G as a “group” within the meaning of Section 13(d)(3) of the Act.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a series of open market transactions beginning on August 4, 2004 and ending on August 6, 2004, WPA I Ltd. disposed of an aggregate of 763,050 shares of Stock for an aggregate of $248,370 in cash. Pursuant to a series of open market transactions beginning on August 4, 2004 and ending on August 6, 2004, Beard, individually, disposed of 437,900 shares of Stock for an aggregate of $174,439 in cash.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of this series of transactions was to dispose of the Reporting Persons’ investment in the Issuer’s Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on August 9, 2004, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock. None of the Reporting Persons, either directly of indirectly, has or shares the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

During the last 60 days, WPA I Ltd. made the following open market transactions in the Stock:

Date	Transaction	Shares	Price ($)
08/04/04	Sale	135,146	$0.5929
08/05/04	Sale	626,000	$0.2857
08/06/04	Sale	1,904	$0.2700

CUSIP NO. 806832101	13D/12A	Page 9 of 15

During the last 60 days, Beard made the following open market transactions in the Stock:

Date	Transaction	Shares	Price ($)
08/04/04	Sale	205,055	$0.5657
08/05/04	Sale	205,000	$0.2827
08/06/04	Sale	27,845	$0.2269

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

By virtue of constituent arrangements of the Reporting Persons, other than Beard individually, Beard and Kimel may be deemed to act jointly and thus be deemed to share the power to vote, acquire and dispose of any shares of the Stock held by WPA I, Ltd. To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP NO. 806832101	13D/12A	Page 10 of 15

SIGNATURES AND POWER OF ATTORNEY

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

Pursuant to the Schedule 13D statement filed on behalf of each of the Reporting Persons on April 27, 2001, each of the Reporting Persons constituted and appointed Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone), as attorneys and agents of the Reporting Persons, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to the Schedule 13D statement filed on April 27, 2001, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in their or his sole discretion.

CUSIP NO. 806832101	13D/12A	Page 11 of 15

DATED: August 10, 2004

WESTDALE PROPERTIES AMERICA I, LTD.,

a Texas limited partnership

By: JGB Ventures I, Ltd., a Texas limited partnership

Its: General Partner

By: JGB Holdings, Inc., a Texas corporation

Its: General Partner

By: /s/ Joseph G. Beard

Its: President

CUSIP NO. 806832101	13D/12A	Page 12 of 15

DATED: August 10, 2004

JGB Ventures I, Ltd., a Texas limited partnership

By: JGB Holdings, Inc., a Texas corporation

Its: General Partner

By: /s/ Joseph G. Beard

Its: President

CUSIP NO. 806832101	13D/12A	Page 13 of 15

DATED: August 10, 2004

JGB Holdings, Inc., a Texas corporation

By: /s/ Joseph G. Beard

Its: President

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DATED: August 10, 2004

/s/ Joseph G. Beard

Joseph G. Beard

CUSIP NO. 806832101	13D/12A	Page 15 of 15

DATED: August 10, 2004

/s/ Joseph G. Beard

Joseph G. Beard, as attorney-in-fact for

Ronald Kimel, as sole Trustee for the benefit

of the issue of Manuel Kimel under the

Manuel Kimel Family Trust